FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2006
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ______________

COMPAGNIE GENERALE DE GEOPHYSIQUE
Paris, May 15th 2006
Compagnie Generale de Geophysique (ISIN: FR0000120164; NYSE: GGY) ) today announces the conversion of the remaining 18% of its 7.75% USD 85 million convertible bonds due 2012 issued on November 4, 2004.
The amendment to the terms of the convertible bonds announced on April 5, 2006, after having been approved by the general meeting of bondholders held on that date, was approved by the general meeting of CGG shareholders held on May 11, 2006. The early conversion period was open on May 12, 2006 only.
At the conclusion of the conversion period, the remaining 2,525 convertible bonds due 2012 were converted, leading to the issuance of 274,914 new shares.
This press release does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to in this press release have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
The Compagnie Generale de Geophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment through its subsidiary Sercel.
Contact:

Christophe BARNINI	(33) 1 64 47 38 10 / (33) 1 64 47 38 11

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Leon Migaux 91341 — Massy Cedex
Date : May 15th 2006	By	/Gerard CHAMBOVET/
Senior Executive Vice President Technology, Control & Planning and Communication